April 12, 2010

Michael B. Edwards
Assistant Vice President- Financial Reporting
Baldwin & Lyons, Inc.
1099 North Meridian Street
Indianapolis, IN 46204

Re: Baldwin & Lyons, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 14, 2009
File Number: 000-05534

Dear Mr. Edwards:

We have reviewed your correspondence dated March 4, 2010 and your proposed disclosure and we have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. The information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 1A. Risk Factors, page 17

1. We note your response to our prior comment 1 and the revised disclosure you provided as part of your annual report on Form 10-K for the fiscal year ended December 31, 2009. When drafting risk factor disclosure please refer to Item 503(c) of Regulation S-K. This requires, among other things, that each risk factor be set forth

under a sub-caption that adequately describes the risk. Please revise your future risk
factor disclosure accordingly.
.

* * * *

Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comment. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing include all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383, Daniel Greenspan, Special Counsel,
at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director